UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 6, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 2 May 2014 entitled ‘VODAFONE APPOINTS SIR CRISPIN DAVIS AS A NON-EXECUTIVE DIRECTOR’.

2 May 2014

VODAFONE APPOINTS SIR CRISPIN DAVIS AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (“Vodafone” or “the Company”) today announced the appointment of Sir Crispin Davis as a Non-Executive Director with effect 28 July 2014.

Sir Crispin was the Chief Executive of Reed Elsevier plc from 1999 to 2009. He was previously Chief Executive of Aegis Group plc and the Group Managing Director of Guinness Group plc (now Diageo plc). Sir Crispin began his executive career with Procter & Gamble, where he held a variety of senior management roles including as President of the Company’s North American Food Business. In his non-executive career, Sir Crispin was the Chairman of StarBev Consumer Industries B.V. from 2009 to 2012 and was a Non-Executive Director on the Board of GlaxoSmithKline plc from 2003 to 2013, where he chaired the Remuneration Committee. Currently an advisor to CVC Capital Partners, Sir Crispin was knighted in 2004 for services to publishing and information. He is an Oxford University Trustee and Member of the University Board. Upon appointment, Sir Crispin will join the Audit and Risk Committee. There are no other disclosures to be made under Listing Rule 9.6.13.

Vodafone also announced that Alan Jebson and Anthony Watson will not seek re-election at the Company’s Annual General Meeting in July 2014 and intend to stand down from the Board with effect from that date. Anthony Watson joined the Board in May 2006 and Alan Jebson in December 2006.

Vodafone Group Chairman Gerard Kleisterlee said: “Sir Crispin is an accomplished business leader with extensive experience of international consumer markets. I am delighted to welcome him to the Vodafone Board. Alan and Tony have made a significant contribution to the development of Vodafone over the last eight years and leave with our thanks and best wishes for the future.”

Other Board changes

In addition, Vodafone announced the following changes to its Board with effect from the date of the Annual General Meeting in July 2014:

- Val Gooding will join the Remuneration Committee;

- Omid Kordestani will join the Nominations and Governance Committee; and

- Philip Yea will join the Audit and Risk Committee and will stand down from the Remuneration Committee.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 7919 990 230

Media Relations

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 6, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary